UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Dean A. Shigenaga

Chief Financial Officer

Alexandria Venture Investments, LLC

26 North Euclid Avenue

Pasadena, CA 91101

(626) 578.0777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105
1.	Names of Reporting Persons Alexandria Real Estate Equities, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 39536G 105
1.	Names of Reporting Persons Alexandria Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2023 (the “Original Schedule 13D”) filed on behalf of Alexandria Real Estate Equities, Inc. (“ARE”) and Alexandria Venture Investments, LLC (“AVI” and together with ARE the “Reporting Persons”), relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On July 24, 2023, Merger Sub and Parent completed the Merger with and into the Issuer, pursuant to the terms of the Agreement and Plan of Merger, dated as of May 29, 2023, by and among Parent, Merger Sub and the Issuer. In connection with the completion of the Merger, AVI contributed all of the Rollover Shares held by AVI to Parent and, in return, received shares of equity securities of Parent. At the effective time of the Merger, each of the Rollover Shares was canceled and ceased to exist and no consideration was paid in respect of such Rollover Shares.

As a result of the Merger, the Common Stock ceased to trade on the NASDAQ Global Market prior to the opening of trading on July 24, 2023 and became eligible for delisting from the NASDAQ Global Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	As a result of the closing of the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any shares of Common Stock or to have voting or dispositive power with respect to any shares of Common Stock. To the extent that a “group,” within the meaning of Section 13(d)(3) of the Act, was formed by virtue of the Reporting Persons’ actions with respect to the Contribution and Exchange Agreement, such group ceased to exist upon the closing of the Merger. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

(c)	Except as set forth in the Original Schedule 13D and in this Amendment, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be, collectively with the other members of the purported “group” described in Item (5)(a)-(b), the beneficial owners of more than five percent of the Common Stock on July 24, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2023

ALEXANDRIA VENTURE INVESTMENTS, LLC

By: Alexandria Real Estate Equities, Inc.,
a Maryland corporation, managing member

By:	/s/ Dean A. Shigenaga
Name:	Dean A. Shigenaga
Title:	President and Chief Financial Officer

ALEXANDRIA REAL ESTATE EQUITIES, INC.

By:	/s/ Dean A. Shigenaga
Name:	Dean A. Shigenaga
Title:	President and Chief Financial Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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